MORGAN STANLEY DIRECT LENDING FUND
1585 BROADWAY
NEW YORK, NY 10036

November 6, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Morgan Stanley Direct Lending Fund
Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), Morgan Stanley Direct Lending Fund, a Delaware corporation (the “Company”), has today filed the following documents:

1.a copy of the Company’s fidelity bond (the “Bond”), which includes a statement as to the period for which the premium has been paid (attached as Exhibit A); and

2.a certificate of the Secretary of the Company containing the resolutions of the Board of Directors of the Company, including a majority of directors who are not “interested persons” of the Company, as defined in Section 2(a)(19) of the 1940 Act, approving the form, type, coverage and amount of the Bond and a statement as to the period for which premiums have been paid (attached as Exhibit B).

Very truly yours,

MORGAN STANLEY DIRECT LENDING FUND

By:    /s/ Orit Mizrachi
Name:    Orit Mizrachi
Title:    Chief Operating Officer and Secretary